David W. Freese

+1.215.963.5862

David.freese@morganlewis.com

October 15, 2020

FILED AS EDGAR CORRESPONDENCE

Jaea F. Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Form N-1A for Siren ETF Trust (File Nos. 333-235544 and 811-23502)

Dear Ms. Hahn:

On behalf of our client, Siren ETF Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 1, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 3, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Siren DIVCON Leaders Dividend ETF, Siren DIVCON Dividend Defender ETF and Siren Nasdaq NexGen Economy ETF (each, a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust and SRN Advisors, LLC (the “Adviser”). Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. The Staff reminds the Trust that the Trust and its management are responsible for the accuracy and adequacy of disclosure in the Trust’s Registration Statement, notwithstanding any review, comment, action or absence of action by the Staff.

Response. The Trust acknowledges that the Trust and its management are responsible for the accuracy and adequacy of disclosure in the Trust’s Registration Statement, notwithstanding any review, comment, action or absence of action by the Staff.

Comments on the Prospectus

2.	Comment. Supplementally, please confirm whether Reality Shares, Inc. is an “affiliated person,” as defined in Section 2(a)(4) of the 1940 Act, of the Trust or the Adviser.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Jaea F. Hahn, Esq.

October 15, 2020

Response. The Trust confirms that Reality Shares, Inc. is not an affiliated person of the Trust or the Adviser. Reality Shares, Inc. serves as the index provider of another exchange traded fund that is a series of the Trust and is advised by the Adviser, and Reality Shares, Inc. will serve as the index provider of the Funds.

3.	Comment. In the “Principal Investment Strategies” section for the Siren DIVCON Leaders Dividend ETF, please discuss in greater detail the seven quantitative factors analyzed by the DIVCON Dividend Healthy Scoring system or provide examples.

Response. The requested changes have been made in the “More Information About the Funds’ Indexes” section.

4.	Comment. In the “Principal Investment Strategies” section for the Siren DIVCON Leaders Dividend ETF and Siren DIVCON Dividend Defender ETF, please clarify the number of stocks in each such Fund’s Index or provide a range.

Response. The requested changes have been made.

5.	Comment. In the “Principal Investment Strategies” sections for the Siren DIVCON Leaders Dividend ETF and Siren DIVCON Dividend Defender ETF, please provide additional information on the manner in which constituents are weighted within each such Fund’s Index.

Response. The Trust believes that the Prospectus discloses the weighting methodology of each referenced Fund’s Index in accordance with the requirements of Form N-1A. Specifically:

•	The “Principal Investment Strategies” section for the Siren DIVCON Leaders Dividend ETF discloses: “Companies are weighted in the index based on their DIVCON Scores, with higher DIVCON Scores weighted more heavily.”
•	The “Principal Investment Strategies” section for the Siren DIVCON Dividend Defender ETF discloses: “Companies are weighted in each Portfolio based on their DIVCON Scores. Companies with higher DIVCON Scores are weighted more heavily in the Long Portfolio, and companies with lower DIVCON Scores are weighted more heavily in the Short Portfolio.”

The Trust does not believe that Form N-1A requires more detailed discussion of the Index weighting methodology. Accordingly, no additional disclosure has been included in response to this Comment.

6.	Comment. Supplementally, please confirm whether Reality Shares, Inc. has any discretion regarding the inclusion or exclusion of constituent stocks in each Fund’s Index.

Response. Reality Shares, Inc. has represented to the Trust that each Index is a rules-based Index and that Reality Shares, Inc. does not have discretion regarding the inclusion or exclusion of constituent stocks in each Fund’s Index.

Jaea F. Hahn, Esq.

October 15, 2020

7.	Comment. In the “Principal Investment Strategies” section for each Fund, please (i) clarify when the Adviser may use a representative sampling approach, (ii) confirm whether the decision to use a representative sampling approach is consistent the passive indexing investment approach and (iii) clarify whether there is a minimum number of stocks that a Fund may hold if it uses a representative sampling approach.

Response. (i) The requested changes have been made. (ii) The Trust confirms that using a representative sampling approach is consistent the passive indexing investment approach. The Trust does not believe that disclosing such a confirmation in the prospectus will provide useful information to investors, and, therefore, the Trust respectfully declines to make the requested change. (iii) The Trust confirms that there is no minimum number of stocks that a Fund may hold when the Fund uses a representative sampling investment approach. Rather, the Fund will invest in the number of stocks that the Adviser believes will help the Fund best achieve its investment objective. Accordingly, no disclosure has been added in response to this comment.

8.	Comment. In the “Principal Investment Strategies” section for each Fund, please clarify (i) whether the Fund is diversified or non-diversified and (ii) whether investment in the Fund’s Index constituents is a fundamental or non-fundamental policy of the Fund.

Response. (i) The Trust notes that the “Principal Investment Strategies” section of the Siren Nasdaq NexGen Economy ETF currently discloses that the Fund is non-diversified. The Trust believes that such disclosure satisfies the requirement of Item 4(b)(1)(iv) of Form N-1A and that disclosure of the diversified status of the Siren DIVCON Leaders Dividend ETF and Siren DIVCON Dividend Defender ETF is not required by such Item.

(ii) The requested change has been made.

9.	Comment. In the “Principal Investment Strategies” section for the Siren DIVCON Leaders Dividend ETF, please clarify the methodology used to determine the Fund’s sector exposure.

Response. The requested change has been made.

10.	Comment. In the “Principal Investment Strategies” sections for each Fund, please disclose how often each Index is rebalanced and reconstituted and whether the Fund follows the same schedule with respect to the Fund’s investment in portfolio securities.

Response. The requested changes have been made.

11.	Comment. The Staff notes that each Fund has adopted a policy to invest, under normal circumstances, at least 80% of the Fund’s net assets, plus the amounts of any borrowings for investment purposes, in securities included in the Fund’s Index. In the “Principal Investment Strategies” section for each Fund and the “More Information about the Funds’ Indexes” section with respect to the Siren Nasdaq NexGen Economy ETF, please disclose whether the Fund may invest in assets other than securities included in the Fund’s Index, which may account for a maximum of 20% of the Fund’s net assets under normal circumstances.

Jaea F. Hahn, Esq.

October 15, 2020

Response. In response to Comments 13 and 14, the “Principal Investment Strategies” section for each of the Siren DIVCON Leaders Dividend ETF and Siren DIVCON Dividend Defender ETF has been revised to disclose that each such Fund may invest in shares of ETFs and derivatives instruments as a principal investment strategy. Shares of ETFs and derivative instruments are not constituents of either such Fund’s Index and, therefore, are limited to a maximum 20% of each such Fund’s net assets in accordance with each such Fund’s 80% investment policy. The Siren Nasdaq NexGen Economy ETF does not have a principal investment strategy to invest in securities other than the constituents of its Index. Therefore, no additional disclosure has been included with respect to the Siren Nasdaq NexGen Economy ETF.

12.	Comment. The staff notes that the “Market Risk” disclosure in each Fund’s “Principal Risks” section discloses the principal risks of pandemics on investments in each Fund. Please consider revising such disclosure to reflect the principal risks of COVID-19, specifically, on investments in each Fund.

Response. The Adviser believes that the principal risk of pandemics, including COVID-19, as they relate to the Fund is the risk that pandemics may cause general economic harm that negatively impacts the companies in which the Fund invests and, in turn, the Fund’s performance. Accordingly, no changes have been made to the referenced disclosure.

13.	Comment. In the “Principal Risks” section for the Siren DIVCON Leaders Dividend ETF and Siren DIVCON Dividend Defender ETF, the Staff notes that the “Investments in Other ETFs Risk” references investments that are not part of the Funds’ principal investment strategies. Please either remove such risk disclosure or revise each such Fund’s “Principal Investment Strategies” disclosure accordingly.

Response. The requested changes have been made in each referenced Fund’s “Principal Investment Strategies” section.

14.	Comment. In the “Principal Risks” and “Risks” sections for the Siren DIVCON Leaders Dividend ETF and Siren DIVCON Dividend Defender ETF, the Staff notes that the “Use of Derivatives Risk,” “Forward Contracts Risk,” “Futures Contracts Risk,” “Options Risk” and “Swap Agreements Risk” reference investments that are not part of the Funds’ principal investment strategies. Please either remove such risk disclosure or revise each such Fund’s “Principal Investment Strategies” disclosure accordingly.

Response. The requested changes have been made in each referenced Fund’s “Principal Investment Strategies” section.

16.	Comment. In the “Principal Investment Strategies” section for the Siren Nasdaq NexGen Economy ETF, please clarify whether the Fund will hold between 50 and 100 constituent securities at any time based on the number of constituents in the Index.

Response. The Trust believes that the current disclosure clearly conveys to investors the number of holdings that may be included in the Fund’s portfolio at any time. In this regard, the Trust notes that the “Principal Investment Strategies” disclosure provides: (i) that the 50 to 100 leading Blockchain Companies with the highest Blockchain Scores™ are selected as the Index constituents; and (ii) that the Fund generally uses a replication strategy to track the Index, “meaning that it will invest in all of the securities included in the Index in approximately the same proportions as the Index.” The Trust believes that such disclosure clearly conveys that the Fund generally will hold the 50 to 100 securities included in the Index at any time. To the extent that the Fund uses representative sampling, as noted in response to Comment 7, there is no minimum number of stocks that the Fund may hold when the Fund uses a representative sampling investment approach. The Trust believes that disclosing to investors that the Fund will not hold a minimum number of securities when using representative sampling would not provide useful information to investors regarding the Fund’s portfolio. Therefore, the Trust respectfully declines to make the requested change.

Jaea F. Hahn, Esq.

October 15, 2020

17.	Comment. In the “Principal Investment Strategies” section for the Siren Nasdaq NexGen Economy ETF, please (i) clarify the initial universe of companies that are considered for inclusion in the Index and (ii) explain what factors are used to assign a Blockchain Score™.

Response. (i) The request change has been made. (ii) The Trust notes that the factors used to assign a Blockchain Score™ are discussed in the last sentence of the second paragraph in the “More Information About the Funds’ Indexes” section. The Trust believes that such disclosure is appropriately included in this section in accordance with Item 9 of Form N-1A. Therefore, the Trust respectfully declines to make the requested change.

18.	Comment. Supplementally, please confirm that the Prospectus will not be used to sell a Fund’s shares until such Fund’s Reorganization has closed.

Response. The Trust confirms that the Prospectus will not be used to sell a Fund’s shares until such Fund’s Reorganization has closed.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese

David W. Freese

cc: Scott Freeze, President, Siren ETF Trust